IAMGOLD® CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES COMMERCIAL PRODUCTION AT CÔTÉ GOLD

Toronto, Ontario, August 2, 2024 – IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") is pleased to announce that the Côté Gold Mine ("Côté Gold" or "Côté") has reached commercial production. Côté Gold is located in Ontario, Canada and is operated as a joint venture between IAMGOLD, as the operator, and Sumitomo Metal Mining Co., Ltd. ("Sumitomo"). Commercial production is defined as the achievement of reaching a minimum of 30 consecutive days of operations during which the mill operated at an average of 60% of nameplate throughput of 36,000 tpd.

"I would like to commend our teams at Côté Gold who have come together to achieve another great milestone as we progress and ramp up what we believe will be one of Canada's largest gold mines and a model for modern mining in Canada," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "Since achieving the first pour of gold on March 31, 2024, our teams have spent the last four months methodically and iteratively testing and ramping up all facets of the mine. This process has required remarkable commitment, ingenuity and teamwork to bring all the systems online together to achieve this milestone."

"With commercial production behind us we continue to focus on improving plant availability towards our goal of Côté exiting the year at 90% of nameplate throughput. Further, in May we completed our equity financing which has positioned us well to repurchase the 9.7% interest in Côté this November and return to 70% ownership thereby gaining more exposure to this foundational and keystone asset for the benefit of all our stakeholders."

The ramp up of the plant continues to progress, with all major equipment demonstrating the capability to operate at or above design levels. After the initial pour, focus early in the second quarter was on testing the processing circuits to handle nameplate loads. The primary components of the overall plant responded well achieving at or above nameplate throughput, though availability of the dry-side of the processing facilities was limited, in particular in the crushing and screening circuits. The Company is planning a multi-day shutdown in September to address and mitigate the impact of traditional wear and tear on availability of the circuits, in support of the goal to ramp up throughput to 90% by the end of the year.

IAMGOLD will be reporting its second quarter 2024 operating and financial results after market hours on Thursday, August 8, 2024, followed by a conference call with senior management to discuss the operating performance and financial results on Friday, August 9, 2024, at 8:30 a.m. (Eastern Time). Details of the conference call are available on the company's website at www.iamgold.com.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company has commenced production at the large-scale, long life Côté Gold Mine in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within highly prospective mining districts. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index, a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com

All material information on IAMGOLD can be found at http://www.sedarplus.ca or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.